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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                     Commission File No. 0-18863

                           NOTIFICATION OF LATE FILING

      (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
                                 [ ] Form N-SAR

                      For the Period Ended: March 31, 2001

[ ] Transition Report on Form 10     [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

          For the Transition Period Ended:
                                          -----------------------

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: ARMOR HOLDINGS, INC.
Former name if applicable:

Address of principal executive office 1400 MARSH LANDING PARKWAY
                                      --------------------------

City, state and zip code              JACKSONVILLE, FLORIDA 32250
                                      ---------------------------

                                     PART II
                             RULE 12B-25 (B) AND (C)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


       | (a)      The reasons described in reasonable detail in Part III of this
       |          form could not be eliminated without unreasonable effort or
       |          expense;
       |
       | (b)      The subject annual report, semi-annual report, transition
       |          report on Form 10-K, 20- F, 11-K or Form N-SAR, or portion
[X]    |          thereof will be filed on or before the 15th calendar day
       |          following the prescribed due date; or the subject quarterly
       |          report or transition report on Form 10-Q, or portion thereof
       |          will be filed on or before the fifth calendar day following
       |          the prescribed due date; and
       |
       | (c)      The accountant's statement or other exhibit required by Rule
       |          12b-25(c) has been attached if applicable.



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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is in the process of implementing a restructuring of certain portions of its AmorGroup Services division. The devotion of resources to the restructuring diverted material resources the registrant would otherwise have devoted to the consolidation of financial information from the registrant's subsidiaries and preparation of its quarterly report and has significantly increased the burden on the registrant in preparing and reporting its quarterly financial statements. The registrant's quarterly report will be filed with the Commission within 5 calendar days following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

        Robert R. Schiller                   (904)         741-5400
               (Name)                    (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant's results of operations for the quarter ending March 31, 2001 will include an $8.7 million restructuring charge associated with the registrant's U.S. ArmorGroup Services business and a $474,000 integration expense associated with the Company's ongoing acquisition program. An additional restructuring charge of approximately $1 million is expected to be taken in the second quarter. Prior to the restructuring charges and integration expenses, net income for the three-month period was $3.1 million, or $0.13 per share versus $4.5 million or $0.19 per share before $691,000 of merger and integration expenses in the same period last year. After the restructuring charges and integration expenses, the net loss for the three-month period ended March 31, 2001, was $3.4 million or $0.15 per share compared to net income of $4.1 million or $0.17 per share in the same period last year. Revenues in the Armor Holdings Products division decreased 8.4% to $28.8 million for the three months ended March 31, 2001, from $31.4 million reported in the same period last year. Revenues in the ArmorGroup Services division increased 19.8% to 22.1 million for the quarter ended March 31, 2001, from $18.4 million reported in the first quarter of 2000. For more information, see the Company's earnings release which was released on May 15, 2001.

                              Armor Holdings, Inc.
                              --------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   May 16, 2001   By:             /s/ Robert R. Schiller
                                      -----------------------
                                      Robert R. Schiller, Executive Vice
                                      President, Chief Financial Officer



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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).